Afya Limited

Unaudited interim condensed

consolidated financial statements

June 30, 2020

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of June 30, 2020 and December 31, 2019

(In thousands of Brazilian reais)

	Notes	June 30, 2020	December 31, 2019
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	1,041,462	943,209
Restricted cash	6	10,902	14,788
Trade receivables	7	238,874	125,439
Inventories		5,375	3,932
Recoverable taxes		18,774	6,485
Derivatives	12.2.1	8,720	-
Other assets		14,108	17,912
Total current assets		1,338,215	1,111,765

Non-current assets
Restricted cash	6	2,053	2,053
Trade receivables	7	13,611	9,801
Other assets		41,240	17,267
Investment in associate	9	50,539	45,634
Property and equipment	10	192,686	139,320
Right-of-use assets	12.2.2	376,023	274,275
Intangible assets	11	1,835,823	1,312,338
Total non-current assets		2,511,975	1,800,688

Total assets		3,850,190	2,912,453

Liabilities
Current liabilities
Trade payables		23,234	17,628
Loans and financing	12.2.1	42,094	53,607
Derivatives	12.2.1	-	757
Lease liabilities	12.2.2	46,920	22,693
Accounts payable to selling shareholders	12.2.3	149,879	131,883
Notes payable	12.2.4	9,322	-
Advances from customers		40,621	36,860
Labor and social obligations		98,916	46,770
Taxes payable		32,483	19,442
Income taxes payable		4,395	3,213
Other liabilities		14,662	376
Total current liabilities		462,526	333,229

Non-current liabilities
Loans and financing	12.2.1	19,308	6,750
Lease liabilities	12.2.2	347,320	261,822
Accounts payable to selling shareholders	12.2.3	245,567	168,354
Notes payable	12.2.4	69,115	-
Taxes payable		23,924	21,304
Provision for legal proceedings	22	19,807	5,269
Other liabilities		3,048	1,999
Total non-current liabilities		728,089	465,498
Total liabilities		1,190,615	798,727

Equity
Share capital	16	17	17
Additional paid-in capital		2,300,513	1,931,047
Share-based compensation reserve		32,711	18,114
Retained earnings		276,411	115,916
Equity attributable to equity holders of the parent		2,609,652	2,065,094
Non-controlling interests		49,923	48,632
Total equity		2,659,575	2,113,726

Total liabilities and equity		3,850,190	2,912,453

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2020 and 2019

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Six-month period ended
	Notes	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	18	274,211	178,493	546,515	323,071
Cost of services	19	(106,683)	(82,283)	(195,934)	(136,647)
Gross profit		167,528	96,210	350,581	186,424

General and administrative expenses	19	(90,039)	(59,584)	(176,762)	(90,818)
Other (expenses) income, net		(689)	576	(748)	370

Operating income		76,800	37,202	173,071	95,976

Finance income	20	13,954	4,650	42,780	9,817
Finance expenses	20	(23,130)	(19,721)	(40,802)	(31,957)
Finance result		(9,176)	(15,071)	1,978	(22,140)

Share of income of associate	9	2,603	920	4,905	920

Income before income taxes		70,227	23,051	179,954	74,756

Income taxes expense	21	(6,341)	(1,725)	(12,398)	(3,954)

Net income		63,886	21,326	167,556	70,802

Other comprehensive income		-	-	-	-
Total comprehensive income		63,886	21,326	167,556	70,802

Income attributable to
Equity holders of the parent		60,679	16,317	160,495	57,852
Non-controlling interests		3,207	5,009	7,061	12,950
		63,886	21,326	167,556	70,802
Basic earnings per share
Per common share	17	0.65	0.23	1.74	0.91
Diluted earnings per share Per common share	17	0.65	0.23	1.73	0.89

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2020 and 2019

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
				Earnings reserves
	Share capital	Additional paid-in capital	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2018	315,000	125,014	2,161	7,223	52,584	-	501,982	88,372	590,354
Net income	-	-	-	-	-	57,852	57,852	12,950	70,802
Total comprehensive income	-	-	-	-	-	57,852	57,852	12,950	70,802

Capital increase with cash	150,000	-	-	-	-	-	150,000	-	150,000
Capital increase from corporate reorganization	122,062	137,051	-	-	-	-	259,113	-	259,113
Capital increase from shares contribution of shareholders	48,768	36,358	-	-	-	-	85,126	(44,774)	40,352
Share-based compensation	-	-	1,909	-	-	-	1,909	-	1,909
Dividends cancelled	-	-	-	-	-	4,107	4,107	-	4,107
Dividends declared to shareholders	-	-	-	-	-	(38,000)	(38,000)	(8,952)	(46,952)
Allocation to additional paid-in capital	-	33,001	-	-	(33,001)	-	-	-	-
Balances at June 30, 2019 (unaudited)	635,830	331,424	4,070	7,223	19,583	23,959	1,022,089	47,596	1,069,685

Balances at December 31, 2019	17	1,931,047	18,114	-	-	115,916	2,065,094	48,632	2,113,726
Net income	-	-	-	-	-	160,495	160,495	7,061	167,556
Total comprehensive income	-	-	-	-	-	160,495	160,495	7,061	167,556

Issuance of common shares	-	389,170	-	-	-	-	389,170	-	389,170
Shares issuance cost	-	(19,704)	-	-	-	-	(19,704)	-	(19,704)
Share-based compensation	-	-	14,597	-	-	-	14,597	-	14,597
Dividends declared to non-controlling interests	-	-	-	-	-	-	-	(5,770)	(5,770)
Balances at June 30, 2020 (unaudited)	17	2,300,513	32,711	-	-	276,411	2,609,652	49,923	2,659,575

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian reais)

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	179,954	74,756
Adjustments to reconcile income before income taxes
Depreciation and amortization	51,330	28,441
Allowance for doubtful accounts	13,953	8,606
Share-based compensation expense	14,597	1,909
Net foreign exchange differences	(14)	(1,858)
Net (gain) loss on derivatives	(19,430)	2,809
Accrued interest	11,017	9,873
Accrued lease interest	20,428	14,540
Share of income of associate	(4,905)	(920)
Provision for legal proceedings	1,183	(347)
Changes in assets and liabilities
Trade receivables	(104,831)	(28,624)
Inventories	(976)	884
Recoverable taxes	(11,464)	(2,827)
Other assets	2,940	(15,758)
Trade payables	996	5,257
Taxes payables	10,214	1,139
Advances from customers	(13,317)	1,428
Labor and social obligations	39,605	13,352
Other liabilities	10,534	(1,458)
	201,814	111,202
Income taxes paid	(12,397)	(2,392)
Net cash flows from operating activities	189,417	108,810

Investing activities
Acquisition of property and equipment	(37,583)	(20,674)
Acquisition of intangibles assets	(7,766)	(718)
Restricted cash	3,870	(1,153)
Payments of accounts payable to selling shareholders	(67,304)	(30,674)
Payments of notes payable	(1,611)	-
Acquisition of subsidiaries, net of cash acquired	(240,631)	(148,880)
Loans to related parties	-	(1,695)
Net cash flows used in investing activities	(351,025)	(203,794)

Financing activities
Payments of loans and financing	(99,096)	(23,868)
Issuance of loans and financing	911	-
Payments of lease liabilities	(25,538)	(17,316)
Capital increase	-	150,000
Proceeds from issuance of common shares	389,170	-
Shares issuance cost	(19,704)	-
Dividends paid to non-controlling interests	(5,770)	(7,621)
Net cash flows from financing activities	239,973	101,195
Net foreign exchange differences	19,888	-
Net increase in cash and cash equivalents	78,365	6,211
Cash and cash equivalents at the beginning of the period	943,209	62,260
Cash and cash equivalents at the end of the period	1,041,462	68,471

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization described below.

Until the contribution of Afya Brazil shares to Afya Limited, in July 2019, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education institutions located in 14 Brazilian states forming the largest educational group with focus in medicine in the country and comprises the development and sale of electronically distributed educational courses on medicine science and related printed and technological educational content.

Corporate reorganization

On March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A. (“BR Health”), a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controlled Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and was one of Afya Brazil’s shareholders; and (ii) Guardaya which owned 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”), focused on medical residency preparation courses located in the state of São Paulo, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District. On June 18, 2019, Afya Brazil acquired an additional 15% interest in UEPC resulting in an interest of 30%.

On July 7, 2019, each of Afya Brazil´s shareholders had agreed to contribute their respective shares on Afya Brazil to Afya Limited, exchanging one common share into 28 Class A or Class B common shares of Afya Limited. The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law and subject to certain exceptions.

F-6

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Initial public offering

On July 18, 2019, Afya Limited priced its initial public offering (“IPO”) of 13,744,210 Class A common shares, which began trading on the Nasdaq Global Select Market (“NASDAQ”) on July 19, 2019 under the symbol “AFYA”. On July 23, 2019, the underwriters exercised the option to buy an additional 2,061,631 Class A common shares to cover over-allotments, totaling 15,805,841 Class A common shares, which 13,888,887 Class A common shares were offered by Afya Limited and 1,916,954 Class A common shares were offered by the selling shareholders at the initial public offering price. The initial offering price was US$ 19.00 per Class A common share.

On July 23, 2019, the share capital of Afya Limited was increased by 13,888,887 Class A shares through the proceeds received as a result of the IPO of US$ 263,888 thousand (or R$ 992,778). The net proceeds from the IPO were US$ 242,711 thousand (or R$ 913,108), after deducting US$ 15,833 thousand (or R$ 59,566) in underwriting discounts and commissions and other offering expenses totaled US$ 5,344 thousand (or R$ 20,104). The share issuance costs totaled R$ 79,670.

Issuance of additional common shares

On February 6, 2020, Afya completed its follow-on public offering of 3,019,928 Class A common shares offered by the Company and 9,406,812 Class A common shares offered by the selling shareholders.

The offering price was US$ 27.50 per Class A common shares and gross proceeds of R$ 358,286 (US$ 83,048 thousand). The Company received net proceeds of R$ 339,648 (US$ 78,846 thousand), after deducting R$ 18,638 (US$ 4,202 thousand) in underwriting discounts, commissions and other offering expenses.

On March 10, 2020, the underwriters exercised their option to acquire additional 240,552 Class A common shares at the offering price, resulting in gross proceeds of R$ 30,884 (US$ 6,615 thousand). The net proceeds from the additional shares were R$ 29,819 (US$ 6,387 thousand), after deducting R$ 1,066 (U$ 228 thousand) in underwriting discounts and commissions.

Afya transferred R$ 294,312 (US$ 68,060 thousand) of the net proceeds to bank accounts in Brazil with an increase in the capital of Afya Brazil. These deposits were invested in first-line financial institutions in Brazil and are denominated in Brazilian reais.

Acquisitions in 2020

On January 31, 2020, Afya Brazil acquired control of Sociedade Universitária Redentor S.A. ("UniRedentor"), through the acquisition of 100% of its shares. UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro. UniRedentor is in line with the Company’s strategy to focus on medical education. See Note 4.

On May 5, 2020, Afya Brazil acquired control of Centro Universitário São Lucas Ltda. (“UniSL”), through the acquisition of 100% of its shares. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL is in line with the Company’s strategy to focus on medical education. See Note 4.

F-7

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

On July 20, 2020, Afya Brazil acquired 100% share of PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A. (“PEBMED”). PEBMED offers digital content to better support clinical decision aiming a better performance of the healthcare professional. See Note 24.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

Since March 17, 2020, there has been an interruption of our on-campus activities due to Brazilian government authorities mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth year students, which represents the largest portion of our practical curriculum. Some of our practical educational activities (particularly for students in the first to fourth years) that we were planning to provide in our on-campus labs and clinics remain suspended as of June 30, 2020 as a result of the COVID-19 pandemic.

Accordingly, we assessed whether we had satisfied all of our contracts with customers performance obligations, in accordance with IFRS 15, and concluded that was necessary to defer a portion of the net revenue in the second quarter of 2020. We recorded deferred revenues of R$14,465 by June 30, 2020, which were recorded in advances from customers in the statement of financial position as of June 30, 2020, as disclosed in Note 18.

By June 30, 2020, the States of Rio de Janeiro and Pará had issued state decrees granting discounts to our students, and we consequently have granted mandatory discounts to our students totaling R$345 in the State of Rio de Janeiro and R$263 in the State of Pará. As of the date of these interim financial statements, these mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts. The State of Bahia also issued local regulation on August 13, 2020 granting discounts to our students. We are still evaluating the legal responses and measuring the possible impacts in our future financial statements.

As we continue to offer non-practical educational activities to our students through our platform and practical activities for fifth and sixth year students, through the same professors, staff and suppliers, we continue to charge our standard monthly tuitions fees. We are committed to delivering the best quality service, minimize the impacts of the COVID-19 pandemic on our students, employees and our local communities. In addition, as of the date of these interim financial statements, the COVID-19 pandemic has had no significant impact on the payment default rates of our students. We continue to support our students by providing special payment arrangements for families impacted by the COVID-19 pandemic. Furthermore, there have been no significant impacts on our financial performance and position of assets and there have been no significant changes in our financial condition triggering impairment indicators in these interim financial statements.

F-8

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The COVID-19 pandemic is still evolving, and Brazilian authorities may maintain a lockdown of our on-campus activities for a longer or undefined extended of period of time or impose a more severe lockdown, among other measures, all of which are outside of our control and may materially adversely affect our business and results of operations including the resumption of on-campus practical classes in 2020. We may also suffer labor shortages, particularly of our teaching faculty, which is mostly comprised of doctors that continue to have work shifts at hospitals and are consequently more exposed to COVID-19 than non-medical administrative staff. Furthermore, the COVID-19 pandemic is expect to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (i) result in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees and/or (ii) trigger an increase in our attrition rates.

While we are aware of the uncertainties created by the COVID-19 pandemic, we remain confident in our strategy, in the financial robustness of our business and in our contribution of high quality medical professionals who we believe will help our society overcome the COVID-19 pandemic and other future challenges.

2	Significant accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the three-month and six-month periods ended June 30, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The corporate reorganization described in Note 1, occurred on July 7, 2019, was accounted for as a reorganization of entities under common control whereby Afya Limited was created as a holding company of Afya Brazil. As a result, the assets and liabilities of Afya Brazil was carried at historical cost and there was no step-up in basis or goodwill, or other intangible assets recorded as a result of the corporate reorganization.

As a result, the unaudited interim condensed consolidated financial statements prepared by the Company subsequent to the completion of the reorganization are presented “as if” Afya Brazil is the predecessor of the Company. Accordingly, these unaudited interim condensed consolidated financial statements reflect: (i) the historical operating results of Afya Brazil prior to the reorganization; (ii) the consolidated results of the Company and Afya Brazil following the reorganization; (iii) the assets and liabilities of Afya Brazil at their historical cost; and (iv) the Company’s equity and earnings per share for all periods presented.

F-9

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand, except when otherwise indicated.

These unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2020 were authorized for issue by the Board of Directors on August 27, 2020.

2.2	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2020, which include Amendments to IFRS 3: Definition of a Business; Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform; and Amendments to IAS 1 and IAS 8: Definition of Material; and Conceptual Framework for Financial Reporting issued on March 29, 2018, but did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements.

2.3	Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	June 30, 2020	December 31, 2019
Afya Participações S.A. (Afya Brazil)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate and graduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate and graduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Trancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate and graduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate and graduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
RD Administração e Participações Ltda. (“RD”)	Holding	Pato Branco - PR	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate and graduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
CBB Web Serviços e Transmissões Online S.A. (“CBBW”)***	Medical education courses and online platform	São Paulo - SP	Subsidiary	-	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate and graduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
F-10

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

ESMC Educação Superior Ltda.*	Undergraduate and graduate degree programs	Montes Claros - MG	Subsidiary	100%	-
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Post-graduate	Belo Horizonte - MG	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate and graduate degree programs	Brasília - DF	Associate	30%	30%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Undergraduate and graduate degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”) **	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	-
Centro Universitário São Lucas Ltda. (“UniSL”) **	Undergraduate and graduate degree programs	Porto Velho - RO	Subsidiary	100%	-

*       On January 1, 2020, Afya Brazil incorporated ESMC Educação Superior Ltda. (“ESMC”) and transferred the two FASA campuses located in the State of Minas Gerais, which do not offer medicine courses, to ESMC. This spin-off did not have an impact on the consolidated financial statements.

**       See Note 4 for further details on the business combinations during 2020.

***       CBBW was merged by Medcel on May 1, 2020.

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

As a result of the corporate reorganization described in Note 1 which occurred on March 29, 2019, the Company has two reportable segments, as follows:

• Education Services Segment (Business Unit 1), which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs; and

• Residency Preparatory and Specialization Programs Segment (Business Unit 2), which provides residency preparatory courses, graduate courses and medical post-graduate specialization programs, through printed and digital content, an online medical education platform and practical medical training.

F-11

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

Segment information is presented consistently with the internal reports provided to the Company’s Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company’s operating segments, and making the Company’s strategic decisions.

The following table presents assets and liabilities information for the Company’s operating segments as of June 30, 2020 and December 31, 2019, respectively:

	June 30, 2020 (unaudited)
	Business unit 1	Business unit 2	Total	Adjustments and eliminations	Consolidated
Assets	3,658,276	192,235	3,850,511	(321)	3,850,190
Current assets	1,233,392	105,144	1,338,536	(321)	1,338,215
Non-current assets	2,424,884	87,091	2,511,975	-	2,511,975

Liabilities and equity	3,658,276	192,235	3,850,511	(321)	3,850,190
Current liabilities	429,912	32,935	462,847	(321)	462,526
Non-current liabilities	653,836	74,253	728,089	-	728,089
Equity	2,574,528	85,047	2,659,575	-	2,659,575

Other disclosures	88,091	7,797	95,888	-	95,888
Investment in associate	50,539	-	50,539	-	50,539
Capital expenditures (*)	37,552	7,797	45,349	-	45,349

	December 31, 2019
	Business Unit 1	Business Unit 2	Total	Adjustments and eliminations	Consolidated

Assets	2,714,161	199,285	2,913,446	(993)	2,912,453
Current assets	1,026,857	85,901	1,112,758	(993)	1,111,765
Non-current assets	1,687,304	113,384	1,800,688	-	1,800,688
Liabilities and equity	2,714,161	199,285	2,913,446	(993)	2,912,453
Current liabilities	312,303	21,919	334,222	(993)	333,229
Non-current liabilities	360,005	105,493	465,498	-	465,498
Equity	2,041,853	71,873	2,113,726	-	2,113,726
Other disclosures
Investment in associate	45,634	-	45,634	-	45,634
Capital expenditures (*)	167,427	8,282	175,709	-	175,709

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-12

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents statements of income for the Company’s operating segments for the six-month periods ended June 30, 2020 and 2019:

	June 30, 2020 (unaudited)
	Business unit 1	Business unit 2	Total	Elimination (inter-segment transactions)	Consolidated

External customer	446,147	100,368	546,515	-	546,515
Inter-segment	-	977	977	(977)	-
Net revenue	446,147	101,345	547,492	(977)	546,515
Costs of services	(172,431)	(24,480)	(196,911)	977	(195,934)
Gross profit	273,716	76,865	350,581	-	350,581
General and administrative expenses					(176,762)
Other expenses, net					(748)
Operating profit					173,071
Finance income					42,780
Finance expenses					(40,802)
Share of income of associate					4,905
Income before income taxes					179,954
Income taxes expense					(12,398)
Net income for the period					167,556

	June 30, 2019 (unaudited)
	Business Unit 1	Business Unit 2	Total	Elimination (inter-segment transactions)	Consolidated

Net revenue
External customer	301,518	21,553	323,071	-	323,071
Inter-segment	-	1,818	1,818	(1,818)	-
Net revenue	301,518	23,371	324,889	(1,818)	323,071
Costs of services	(130,383)	(8,082)	(138,465)	1,818	(136,647)
Gross profit	171,135	15,289	186,424	-	186,424
General and administrative expenses					(90,818)
Other income, net					370
Operating profit					95,976
Finance income					9,817
Finance expenses					(31,957)
Share of income of associate					920
Income before income taxes					74,756
Income taxes expense					(3,954)
Net income for the period					70,802

Seasonality of operations

Business Unit 1´s tuition revenues do not have significant fluctuations during the year.

Business Unit 2’s sales are concentrated in the first and last quarter of the year, as a result of enrollments at the beginning of the year. The majority of Business Unit 2’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Business Unit 2 generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

F-13

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	UniRedentor*	UniSL
Assets
Cash and cash and equivalents	11,796	3,245
Trade receivables	4,800	21,567
Inventories	-	467
Recoverable taxes	3	822
Other assets	2,486	7,251
Indemnification assets	710	12,645
Right-of-use assets	10,265	42,062
Property and equipment	4,207	19,149
Intangible assets	134,281	273,136
	168,548	380,344
Liabilities
Trade payables	(746)	(3,554)
Loans and financing	(16,187)	(58,541)
Lease liabilities	(10,265)	(42,062)
Labor and social obligations	(4,471)	(8,070)
Taxes payable	(850)	(5,779)
Provision for legal proceedings	(710)	(12,645)
Advances from customers	(10,994)	(6,084)
Notes payable	-	(80,526)
Other liabilities	-	(14,754)
	(44,223)	(232,015)
Total identifiable net assets at fair value	124,325	148,329
Preliminary goodwill arising on acquisition	85,780	53,192
Purchase consideration transferred	210,105	201,521
Cash paid	114,607	141,065
Payable in installments	95,498	60,456
Analysis of cash flows on acquisition:
Transaction costs (included in cash flows from operating activities)	(1,380)	(1,666)
Cash paid, net of cash acquired with the subsidiary (included in cash flows from investing activities)	(102,811)	(137,820)
Net of cash flow on acquisition	(104,191)	(139,486)

*During the measurement period, the preliminary goodwill for the acquisition of UniRedentor was adjusted to R$85,780 (R$90,282 previously disclosed) as a result of a purchase consideration adjustment of R$4,502.

(a) Acquisition of UniRedentor

On January 31, 2020, Afya Brazil acquired 100% of the share capital of UniRedentor. The original purchase price of R$ 214,607, was adjusted by R$4,502 and was comprised by: i) R$114,607 paid in cash on the acquisition date; and ii) R$ 100,000 is payable in five equal installments from January 2021 to July 2024, adjusted by the CDI rate. The purchase consideration adjustement of R$4,502 will be deducted from the first installment due in January 2021.

UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro. The acquisition will contribute with 112 medical school seats, with a potential 44 additional medical school seats subject to the approval by MEC and is in line with the Company’s strategy to focus on medical education, including medical school.

F-14

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition of UniRedentor was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$ 1,380 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Business Unit 1 segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of UniRedentor and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

From the date of acquisition, this business combination has contributed R$ 40,244 of net revenue and R$ 9,465 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the six-month period ended June 30, 2020 would have been increased by R$ 5,931 and income before income taxes for the six-month period ended June 30, 2020 would have been decreased by R$ 321.

(b) Acquisition of UniSL

On May 5, 2020, Afya Brazil acquired 100% of the total share capital of UniSL. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL also offers other health related undergraduate degrees. The purchase consideration is R$201,521, of which: (i) 70% is payable in cash on the transaction closing date, and (ii) 30% is payable in cash in three equal installments through 2023, adjusted by the CDI rate. The acquisition will contribute with 182 medical school seats. There are 100 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$80,000, adjusted by the CDI rate. Such potential additional payment has not been recognized as the approval of additional seats have not yet occurred and is contingent.

F-15

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition of UniSL was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$ 1,666 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Business Unit 1 segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of UniSL and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

From the date of acquisition, UniSL has contributed R$ 30,460 of net revenue and R$ 6,627 to the income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for the six-month period ended June 30, 2020 would have been increased by R$ 57,477 and income before income taxes for the six-month period ended June 30, 2020 would have been increased by R$ 9,455.

F-16

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

5	Cash and cash equivalents

	June 30, 2020	December 31, 2019
	(unaudited)

Cash and bank deposits	25,433	13,092
Cash equivalents	1,016,029	930,117
	1,041,462	943,209

Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions. As of June 30, 2020, the average interest on these CDB are equivalent to 98.0% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2019: 99.2%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$76,406 as of June 30, 2020 (December 31, 2019: R$2,529).

6	Restricted cash

As of June 30, 2020, the restricted cash of R$12,955 (December 31, 2019: R$16,841) corresponds to financial investments in investment funds managed by highly rated financial institutions that serve as collateral for loans agreements. In accordance with the contractual terms, the Company is not allowed to withdraw any amounts until an integral payment of the loan.

As of June 30, 2020, the average interest on these funds are equivalent to 76.1% (December 31, 2019: 96.9%) of the CDI.

	June 30, 2020	December 31, 2019
	(unaudited)
Collateral for loan in Euros with Banco Itaú	10,902	14,788
Other	2,053	2,053
Total	12,955	16,841

Current	10,902	14,788
Non-current	2,053	2,053

7	Trade receivables
	June 30, 2020	December 31, 2019
	(unaudited)

Tuition fees	152,462	86,798
Educational content (a)	51,571	37,154
FIES	43,544	17,789
Others	23,620	6,378
Proeducar	1,884	1,884
	273,081	150,003
(-) Allowance for doubtful accounts	(20,596)	(14,763)
Total	252,485	135,240

Current	238,874	125,439
Non-current	13,611	9,801

(a)	Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

F-17

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

As of June 30, 2020 and December 31, 2019, the aging of trade receivables was as follows:

	June 30, 2020	December 31, 2019
	(unaudited)

Neither past due nor impaired	114,840	71,095
Past due
1 to 30 days	39,276	15,042
31 to 90 days	59,948	27,221
91 to 180 days	37,617	20,543
More than 180 days	21,400	16,102
	273,081	150,003

The changes in the allowance for doubtful accounts for the six-month periods ended June 30, 2020 and 2019, was as follows:

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)

Balances at the beginning of the period	(14,763)	(7,537)
Additions	(13,953)	(8,606)
Write-offs	8,120	2,498
Balances at the end of the period	(20,596)	(13,645)

F-18

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

8	Related parties

The table below summarizes the balances and transactions with related parties:

	June 30, 2020	December 31, 2019
	(unaudited)
Assets
Trade receivables (a)	455	577
	455	577

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Other income
Sales to UEPC (a)	104	683
	104	683
Lease payments
RVL Esteves Gestão Imobiliária S.A.	5,478	5,888
UNIVAÇO Patrimonial Ltda.	1,452	1,364
IESVAP Patrimonial Ltda.	1,628	1,191
	8,558	8,443

(a) Refers to sales of educational content from Medcel to UEPC.

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC – Instituto Tocantinense Presidente Antônio Carlos S.A., or ITPAC, and Itpac Porto Nacional – Instituto Tocantinense Presidente Antonio Carlos Porto S.A., or ITPAC Porto Nacional, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease campuses to ITPAC and ITPAC Porto Nacional in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. On February 9, 2019 the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 5 years and may be renewable for an additional 5 years subject to the provisions of the lease agreement.

On September 6, 2018, RVL entered into a lease agreement with ITPAC, a subsidiary of Afya Brazil, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus currently under construction by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of ITPAC during the prior semester, which will start to become due once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, starting on the date the new ITPAC campus becomes operational, and is renewable for an additional 20 years subject to the provisions of the lease agreement.

F-19

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus, currently under construction by RVL in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) after June 2020 and until March 2024, 6.5% of the monthly net revenue of IPTAN assessed during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years counted from the conclusion of the construction works and may be renewable for an additional 20 years subject to the provisions of the lease agreement.

The lease payments in connection with the lease agreements with RVL totaled R$5,478 and R$5,888 in the six-month periods ended June 30, 2020 and 2019, respectively.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$1,452 and R$1,364 in the six-month periods ended June 30, 2020 and 2019, respectively.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during the prior fiscal year. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$1,628 and R$1,191 in the six-month periods ended June 30, 2020 and 2019, respectively.

F-20

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation comprised the following:

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Short-term employee benefits	5,679	1,289
Share-based compensation plan	9,380	1,372
	15,059	2,661

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel. The executive officers participate in the share-based compensation plans described in Note 15(b).

9	Investment in associate

In connection with the corporate reorganization, described in Note 1 regarding the merger of BR Health, the Company acquired a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

	June 30, 2020	December 31, 2019
	(unaudited)

Current assets	29,405	26,762
Non-current assets	80,499	77,031
Current liabilities	(20,703)	(29,328)
Non-current liabilities	(64,677)	(66,294)
Equity	24,524	8,171
Company’s share in equity – 30%	7,356	2,451
Goodwill	43,183	43,183
Carrying amount of the investment	50,539	45,634

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Net revenue	61,193	28,924
Cost of services	(24,116)	(14,337)
General and administrative expenses	(18,100)	(8,713)
Finance result	(2,416)	182
Income before income taxes	16,561	6,056
Income taxes expenses	(210)	(390)
Net income for the period	16,351	5,666
Company’s share of income for the period	4,905	920

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Opening balance	45,634	-
Acquisition of interest	-	48,915
Share of income	4,905	920
Closing balance	50,539	49,835

F-21

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Machinery and equipment	Land	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total
As of December 31, 2018	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648
Additions	3,448	515	-	2,573	849	369	15	1,362	11,543	20,674
Business combinations	3,988	-	103	2,565	2,035	4,096	418	14,541	470	28,216
As of June 30, 2019 (unaudited)	37,939	3,285	285	17,035	13,127	17,303	1,030	27,785	22,749	140,538

As of December 31, 2019	44,329	7,005	707	21,438	15,994	18,139	1,049	30,911	36,731	176,303
Additions	6,460	673	-	2,446	3,833	680	-	4,638	18,853	37,583
Business combinations	4,114	-	266	2,346	1,811	703	-	9,441	4,675	23,356
As of June 30, 2020 (unaudited)	54,903	7,678	973	26,230	21,638	19,522	1,049	44,990	60,259	237,242

Depreciation
As of December 31, 2018	(9,696)	-	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	-	(25,885)
Depreciation	(1,466)	-	-	(802)	(960)	(751)	(93)	(516)	-	(4,588)
As of June 30, 2019 (unaudited)	(11,162)	-	(59)	(5,063)	(5,449)	(7,766)	(120)	(854)	-	(30,473)

As of December 31, 2019	(13,793)	-	(59)	(5,890)	(6,537)	(8,663)	(386)	(1,655)	-	(36,983)
Depreciation	(2,974)	-	(48)	(845)	(1,811)	(1,022)	(78)	(795)	-	(7,573)
As of June 30, 2020 (unaudited)	(16,767)	-	(107)	(6,735)	(8,348)	(9,685)	(464)	(2,450)	-	(44,556)

Net book value
As of December 31, 2019	30,536	7,005	648	15,548	9,457	9,476	663	29,256	36,731	139,320
As of June 30, 2020 (unaudited)	38,136	7,678	866	19,495	13,290	9,837	585	42,540	60,259	192,686

There were no indications of impairment of property and equipment as of and for the six-month period ended June 30, 2020.

F-22

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Educational platform and software in progress	Total
Cost
As of December 31, 2018	169,535	445,616	-	63,303	8,288	-	1,752	688,494
Additions (i)	4,030	-	-	-	170	-	548	4,748
Business combinations	290,186	150,156	32,111	62,110	-	17,305	2,845	554,713
As of June 30, 2019 (unaudited)	463,751	595,772	32,111	125,413	8,458	17,305	5,145	1,247,955

As of December 31, 2019	459,409	703,772	32,111	125,413	9,389	17,305	14,241	1,361,640
Additions	-	-	-	-	699	-	7,067	7,766
Business combinations	138,972	328,459	55	76,084	2,819	-	-	546,389
As of June 30, 2020 (unaudited)	598,381	1,032,231	32,166	201,497	12,907	17,305	21,308	1,915,795

Amortization
As of December 31, 2018	-	-	-	(2,945)	(3,080)	-	-	(6,025)
Amortization	-	-	(209)	(11,987)	(702)	(2,165)	(772)	(15,835)
As of June 30, 2019 (unaudited)	-	-	(209)	(14,932)	(3,782)	(2,165)	(772)	(21,860)

As of December 31, 2019	-	-	(1,150)	(37,872)	(4,536)	(4,876)	(868)	(49,302)
Amortization	-	-	(810)	(23,606)	(1,131)	(3,806)	(1,317)	(30,670)
As of June 30, 2020 (unaudited)	-	-	(1,960)	(61,478)	(5,667)	(8,682)	(2,185)	(79,972)

Net book value
As of December 31, 2019	459,409	703,772	30,961	87,541	4,853	12,429	13,373	1,312,338
As of June 30, 2020	598,381	1,032,231	30,206	140,019	7,240	8,623	19,123	1,835,823

(i) The amount of R$4,030 added to goodwil in June 2019 relates to ajustments during the measurement period of the business combination of IESP in respect to amounts to be included as part of the purchase price allocation at acquisition date mainly related to impairment of receivables.

F-23

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2019.

There were no indications of impairment of goodwill and intangible assets with indefinite lives for the six-month period ended June 30, 2020.

Other intangible assets

For the six-month period ended June 30, 2020, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

12	Financial assets and financial liabilities

12.1	Financial assets

Financial assets	June 30, 2020	December 31, 2019
	(unaudited)
At amortized cost
Cash and cash equivalents	1,041,462	943,209
Restricted cash	12,955	16,841
Trade receivables	252,485	135,240
Total	1,306,902	1,095,290
Current	1,291,238	1,083,436
Non-current	15,664	11,854

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	8,720	-
Total	8,720	-
Current	8,720	-
Non-current	-	-

12.2	Financial liabilities

Financial liabilities	June 30,2020	December 31, 2019
	(unaudited)
At amortized cost
Trade payables	23,234	17,628
Loans and financing	61,402	60,357
Lease liabilities	394,240	284,515
Accounts payable to selling shareholders	395,446	300,237
Notes payable	78,437	-
Advances from customers	40,621	36,860
Total	993,380	699,597
Current	312,070	262,671
Non-current	681,310	436,926

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	-	757
Total	-	757
Current	-	757
Non-current	-	-

F-24

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	June 30, 2020	December 31, 2019
Itaú Unibanco S.A. (c)	Euro	1.01% p.y.	2020	35,968	52,959
Itaú Unibanco S.A.	Brazilian real	15.66% p.y up to 16.21% p.y.	2020	910	648
FINEP (a)	Brazilian real	TJLP p.y.	2027	6,748	6,750
Banco da Amazônia S.A. (b)	Brazilian real	3.56% p.y up to 5.05% p.y.	2028	10,267	-
BNDES (b)	Brazilian real	10.03% p.y.	2024	509	-
CEF (b)	Brazilian real	10.03% p.y.	2024	7,000	-
				61,402	60,357
Current				42,094	53,607
Non-current				19,308	6,750

(a)	On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), 2019 and maturity in 2027. The first tranche of R$ 6,734 was drawdown in October 2019 in order to develop the Medical web series. There is no financial covenant related to this agreement. The loan is guaranteed by bank warranty in the amount of R$ 6,734.

(b)	On May 5, 2020, as a result of the acquisition of UniSL, the Company assumed loans agreements with Banco da Amazônia S.A. which has an interest rate of 3.56% to 5.05% per year and maturity for July 2028, BNDES wich has an interest rate of 10.03% per year and maturity in 2024 and Caixa Econômica Federal (CEF) wich has an interest rate of 10.03% per year and maturity in January 2024.

(c)	On November 16, 2018, Afya Brazil entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$ 74,980 (equivalent to €17,500). The loan accrues interest at 1.01% per annum and is repayable in three equal installments on November 18, 2019, May 18, 2020 and November 12, 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less or equal to: 2.2x at end of 2018 and 2019 and 1.8x at the end of 2020. The Company is in compliance with the financial ratio at June 30, 2020. The loan is guaranteed by financial investments, classified as restricted cash, in the amount of R$ 10,902 as of June 30, 2020 (R$14,788 as of December 31, 2019), as disclosed in Note 6.

On November 21, 2018, Afya Brazil entered into cross-currency interest rate swaps in order to mitigate the foreign exchange exposure related to a loan denominated in Euros. The swap agreements are comprised of derivative assets to swap the foreign exchange exposure (Euros to Brazilian real) and derivative liabilities for the interest rate swap (1.01% p.y. to 128% of CDI). The swap agreements have three maturities on November 18, 2019, May 18, 2020 and November 12, 2020.

The table below summarizes the notional and fair value amounts of the swap agreements as of June 30, 2020 and December 31, 2019.

		Fair value
Cross-currency interest rate swap agreements	Principal amount (notional)*	June 30, 2020	December 31, 2019
		(unaudited)
Asset position: Euros + 1.01% p.y.	24,378	35,863	53,045
Liability position: 128% of CDI	(24,378)	(27,143)	53,802
Net position		8,720	(757)
Current assets (liabilities)		8,720	(757)
Non-current assets (liabilities)		-	-
*	The outstanding notional amount in Euros was 5,689 thousand.

F-25

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.2	Leases

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. The Company has lease contracts for properties. The maturity of the lease contracts generally has lease terms between 5 and 30 years. There are no sublease and variable payments in-substance lease agreements in the period. The incremental borrowing rate as at June 30, 2020 was from 9.3% up to 11.8%.

Set out below are the carrying amounts of right-of-use assets and lease liabilities and the movements in the six-month periods ended June 30, 2020 and 2019:

	Right-of-use assets	Lease liabilities
As at January 1, 2019	212,360	212,360
Additions	2,634	2,634
Business combinations	61,145	61,365
Depreciation expense	(8,018)	-
Interest expense	-	14,540
Payments of lease liabilities	-	(17,316)
As at June 30, 2019 (unaudited)	268,121	273,583

As at December 31, 2019	274,275	284,515
Additions	43,147	43,147
Remeasurement	19,361	19,361
Business combinations	52,327	52,327
Depreciation expense	(13,087)	-
Interest expense	-	20,428
Payments of lease liabilities	-	(25,538)
As at June 30, 2020 (unaudited)	376,023	394,240

As at December 31, 2019
Current	-	22,693
Non-current	274,275	261,822
As at June 30, 2020
Current	-	46,920
Non-current	376,023	347,320

The Company recognized lease expense from short-term leases and low-value assets of R$ 1,407 for the six-month period ended June 30, 2020 (R$ 733 for the six-month period ended June 30, 2019).

F-26

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.3	Accounts payable to selling shareholders

	June 30, 2020	December 31, 2019
	(unaudited)
Acquisition of IESP (a)	76,782	75,450
Acquisition of FADEP (b)	-	18,745
Acquisition of FASA (c)	66,766	105,306
Acquisition of IPEMED (d)	38,245	45,646
Acquisition of IPEC (e)	56,060	55,090
Acquisition of UniRedentor (f)	96,879	-
Acquisition of UniSL (g)	60,714	-
	395,446	300,237
Current	149,879	131,883
Non-current	245,567	168,354

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Opening balance	300,237	177,730
Payments	(67,304)	(30,674)
Interest	6,559	8,081
Business combination	155,954	147,560
Closing balance	395,446	302,697

(a)	On November 27, 2018, Afya Brazil acquired 80% of IESP and the amounts of (i) R$8,906 was paid in February 2019, and (ii) R$106,200 is payable in three equal installments of R$35,400, each adjusted by the CDI rate through the payment date. The first installment was paid in November 2019 and the remaining two installments are due by the end of the second and third year from the transaction closing date.

(b)	On December 5, 2018, Afya Brazil acquired 100% of FADEP and the amount of R$52,846 is payable in three equal installments of R$17,615, each adjusted by the SELIC rate through the payment date and due semiannually from the transaction closing date. The first installment was paid in June 2019, the second installment was paid in December 2019, and the last installment was paid in June 2020.

(c)	On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020, R$ 29,770 is payable in April 2021, and R$ 29,770 is payable in April 2022; each adjusted by the IPCA rate + 4.1% per year.

(d)	On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(e)	On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

(f)	On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$ 114,607 was paid in cash on the transaction closing date, and the original amount of R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration adjustement of R$4,502 will be deducted from the first installment due in January 2021.

F-27

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

(g)	On May 5, 2020, Afya Brazil acquired 100% of UniSL. The purchase consideration is R$201,521, of which: R$ 141,065 was paid in cash on the transaction closing date, and R$ 60,456 is payable in three equal installments through 2023, adjusted by the CDI rate.

12.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As at June 30, 2020, notes payable of R$78,437, has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the period:

Notes payable

As at January 1, 2020	-
Business combination	80,526
Payments	(1,611)
Monetary indexation*	(478)

As at June 30, 2020 (unaudited)	78,437
Current liabilities	9,322
Non-current liabilities	69,115

*For the period ended June 30, 2020, there was a negative IPCA-E inflation.

12.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	June 30, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	(unaudited)
Restricted cash	12,955	12,955	16,841	16,841
Trade receivables (non-current)	13,611	13,611	9,801	9,801
Derivatives	8,720	8,720	-	-
Total	35,286	35,286	26,642	26,642

Financial liabilities
Loans and financing	61,402	61,501	60,357	60,443
Lease liabilities	394,240	394,240	284,515	284,515
Accounts payable to selling shareholders	395,446	395,446	300,237	300,237
Notes payable	78,437	78,437	-	-
Derivatives	-	-	757	757
Total	929,525	929,624	645,866	645,952

F-28

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The Company assessed that the fair values of cash and cash equivalents, current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Derivatives not designated as hedging instruments are recorded at fair value.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at June 30, 2020 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities, other than derivatives, comprise loans and financing, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, cash and cash equivalents and financial investments classified as restricted cash that derive directly from its operations. The Company has also entered into derivative transactions to protect its exposure to foreign currency risk.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

12.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as at June 30, 2020.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents and financial investments classified as restricted cash with floating interest rates and accounts payable to selling shareholders.

F-29

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, restricted cash, derivatives, loans and financing and accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

				Increase / decrease in basis points
	June 30, 2020 (unaudited)
		Index – % per year	Base rate
				+75	-75	+150	-150

Cash equivalents	939,623	98.00% CDI	19,798	7,047	(7,047)	14,094	(14,094)
Restricted cash	12,955	76.10% CDI	212	97	(97)	194	(194)
Swap – liability position	(27,143)	128% CDI	(747)	(204)	204	(407)	407
Loans and financing	(6,748)	TJLP	(388)	(51)	51	(101)	101
Accounts payable to selling shareholders	(76,782)	CDI	(1,651)	(576)	576	(1,152)	1,152
Accounts payable to selling shareholders	(38,245)	CDI	(822)	(287)	287	(574)	574
Accounts payable to selling shareholders	(66,766)	IPCA + 4.1%	(4,854)	(501)	501	(1,001)	1,001
Accounts payable to selling shareholders	(56,060)	CDI	(1,205)	(420)	420	(841)	841
Accounts payable to selling shareholders	(96,879)	CDI	(2,083)	(727)	727	(1,453)	1,453
Accounts payable to selling shareholders	(60,714)	CDI	(1,305)	(455)	455	(911)	911
Notes payable	(78,437)	100% IPCA-E	(2,486)	(588)	588	(1,177)	1,177

(ii)    Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to the loan denominated in Euros in the amount of R$35,968 as of June 30, 2020 (December 31, 2019: R$52,959) and cash equivalents denominated in U.S. dollars in the amount of R$76,406 as of June 30, 2020 (December 31, 2019: R$2,529).

The Company manages its foreign currency risk by entering in cross-currency interest rate swap agreement to mitigate its exposure to the loan denominated in Euros with the same notional amount and loan’s maturities.

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the Euro exchange rate of R$ 6.1539 to Euro 1.00 and U.S. dollar exchange rate of R$ 5.4760 to US$ 1.00 as of June 30, 2020, with all other variables held constant.

	Exposure	+10%	-10%
As of June 30, 2020
Cash equivalents	76,406	7,641	(7,641)
Loans and financing	(35,968)	(3,597)	3,597
	40,438	4,044	(4,044)

F-30

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 7 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at June 30, 2020 and December 31, 2019 is the carrying amounts of its financial assets.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing, accounts payable to selling shareholders and notes payable.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of June 30, 2020 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	23,234	-	-	-	23,234
Loans and financing	52,821	30,438	7,928	11,706	102,893
Lease liabilities	52,542	99,115	93,746	623,806	869,209
Accounts payable to selling shareholders	157,566	228,261	62,753	-	448,580
Notes payable	9,020	27,369	50,757	-	87,146
Advances from customers	40,621	-	-	-	40,621
	335,804	385,183	215,184	635,512	1,571,683

As of December 31, 2019	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	17,628	-	-	-	17,628
Loans and financing	54,507	3,537	2,517	1,926	62,487
Lease liabilities	44,139	81,326	76,013	502,831	704,309
Accounts payable to selling shareholders	137,608	182,535	12,072	-	332,215
Advances from customers	36,860	-	-	-	36,860
Derivatives	757	-	-	-	757
	291,499	267,398	90,602	504,757	1,154,256

F-31

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

12.5	Changes in liabilities arising from financing activities

	January 1, 2020	Payments	Additions	Interest*	Foreign exchange movement	Business combinations	Other	June 30, 2020 (unaudited)
Loans and financing	60,357	(99,096)	911	4,938	19,564	74,728	-	61,402
Lease liabilities	284,515	(25,538)	43,147	20,428	-	52,327	19,361	394,240
Total	344,872	(124,634)	44,058	25,366	19,564	127,055	19,361	455,642

	January 1, 2019	Payments	Additions	Interest	Foreign exchange movement	Business combinations	Other	June 30, 2019 (unaudited)
Loans and financing	77,829	(23,868)	-	1,792	(1,858)	43,087	-	96,982
Lease liabilities	212,360	(17,316)	2,634	14,540	-	61,365	-	273,583
Dividends payable	4,107	(7,621)	46,952	-	-	-	(4,107)	39,331
Total	294,296	(48,805)	49,586	16,332	(1,858)	104,452	(4,107)	409,896

F-32

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

13	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of June 30, 2020 and December 31, 2019.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
June 30, 2020 (unaudited)
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	8,720	-	8,720	-
Assets for which fair values are disclosed
Restricted cash	12,955	-	12,955	-
Trade receivables (non-current)	13,611	-	13,611	-
Liabilities for which fair values are disclosed
Loans and financing	(61,501)	-	(61,501)	-
Lease liabilities	(394,240)	-	(394,240)	-
Accounts payable to selling shareholders	(395,446)	-	(395,446)	-
Notes payable	(78,437)	-	(78,437)	-

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2019
Liabilities measured at fair value:
Derivative financial liabilities
Cross-currency interest rate swaps	(757)	-	(757)	-
Assets for which fair values are disclosed
Restricted cash	16,841	-	16,841	-
Trade receivables (non-current)	9,801	-	9,801	-
Liabilities for which fair values are disclosed
Loans and financing	(60,443)	-	(60,443)	-
Lease liabilities	(284,515)		(284,515)

Accounts payable to selling shareholders	(300,237)	-	(300,237)	-

14	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing, lease liabilities, accounts pyable to selling shareholders and notes payable less cash and cash equivalents and restricted cash.

F-33

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

	June 30, 2020	December 31, 2019
	(unaudited)

Loans and financing	61,402	60,357
Lease liabilities	394,240	284,515
Accounts payable to selling shareholders	395,446	300,237
Notes payable	78,437	-
Less: cash and cash equivalents	(1,041,462)	(943,209)
Less: restricted cash	(12,955)	(16,841)
Net debt	(124,892)	(314,941)
Total equity	2,659,575	2,113,726
Total equity and net debt	2,534,683	1,798,785

No changes were made in the objectives, policies or processes for managing capital during the six-month period ended June 30, 2020.

15	Labor and social obligations

a)	Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses in the amount of R$ 6,731 and R$1,741 in the six-month periods ended June 30, 2020 and 2019, respectively.

b.1) Share-based compensation plans exercised in 2019

The fair value of the stock options was estimated at the grant date using the Monte Carlo pricing model for Afya Brazil and Black & Scholes pricing model for the Guardaya’s plan, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted was monetarily adjusted by the CDI rate. The Company accounted for the stock options plan as an equity-settled plan.

The stock options granted in June 2018 had the following vesting periods after the grant date: 10% after 90 days, 15% after 12 months, 25% after 24 months, 25% after 36 months and 25% after 48 months.

The stock options granted in February 2019 had the following vesting periods after the grant date: 10% after 90 days, 15% after 15 months, 25% after 27 months, 25% after 39 months and 25% after 51 months.

The Guardaya’s stock options had the following vesting periods: 10% after 1 year, 15% after 2 years, 25% after 3 years and 50% after 4 years.

The stock options vest immediately at the following liquidity events: (i) an IPO, (ii) changes in the Company’s control group; and (iii) sale of Crescera’s interest on Afya Brazil. On July 18, 2019, Afya Limited completed its IPO and the stock options became vested and was fully exercised on July 31,2019 at Afya Limited.

F-34

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

The following table list the inputs to the model used to determine the fair value of the stock options:

	05/15/2018	02/07/2019	03/29/2019*

Weighted average fair value at the measurement date	R$ 366.16	R$529.12	R$684.22
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	49.5%	45.5%	43.7%
Risk-free interest rate (%)	7.7%	7.6%	7.2%
Expected life of stock options (years)	4.0	4.0	4.0
Weighted average share price	R$254.13	R$ 368.41	R$ 213.35
Model used	Monte Carlo	Monte Carlo	Black & Scholes

*After the corporate reorganization described in Note 1, the options originally granted under the Guardaya’s plan granted on August 10, 2018 were remeasured at fair value and included in Afya Brazil’s plan with no changes to the previous terms and conditions other than the shares subject to such options granted and, consequently, the number of stock and exercise price of the shares as per the share exchange ratio applied on the corporate reorganization.

In September 2019, as a result of the IPO and the options became vested, the Company had a capital increase through the issuance of 1,842,428 Class A common shares in the amount of R$ 17,627 related to the exercise of the stock options.

The share-based compensation expense recognized in general and administrative expenses in the statement of income in the six-month period ended June 30, 2019 was R$ 1,909.

The following table illustrates the number and movements in stock options during the year ended December 31, 2019:

Number of stock options
Outstanding at January 1, 2019	1,291,248
Granted	293,860
Forfeited	-
Addition of Guardaya’s plan	257,320
Exercised	(1,842,428)
Expired	-
Outstanding at December 31, 2019	-

The number of common shares outstanding from Afya Brazil was retrospectively adjusted in the proportion of 1:28 due to the contribution of the shareholders of Afya Brazil into Afya in a one-to-28 exchange for the shares of Afya Brazil contributed to Afya, which did not result in changes on the arrangements of the plans.

F-35

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

b.2) Afya Limited share-based compensation plan

The stock options approved on August 30, 2019 as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. On September 2, 2019 and September 25, 2019, the Company granted 2,306,214 and 58,000 stock options, respectively. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted is monetarily adjusted by the CDI rate. The Company accounts for the stock options plan as an equity-settled plan.

The stock options will vest in five installments of 20% per year, starting on May 1 of the year following the date of execution of the option agreement with each beneficiary.

On March 19, 2020, 230,000 additional stock options were granted, with an exercise price of US$19.00 each. These stock options will vest in four annual installments, representing each, respectively, 25% of the total stock options granted to such option holder. The final expiration for the exercise of the stock options granted to date is May 2024.

The share-based compensation expense recognized in general and administrative expenses in the statement of income for the six-month period ended June 30, 2020 was R$14,597.

The following table illustrates the number and movements in stock options during the period:

Number of stock options
Outstanding at January 1, 2020	2,364,213
Granted	230,000
Forfeited	(164,531)
Exercised	-
Expired	-
Outstanding at June 30, 2020 (unaudited)	2,429,682

The following table list the inputs to the model used to determine the fair value of the stock options:

	March 2020	September 2019
Strike price at the measurement date	US$ 19.00	US$ 19.00
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	39.7%	38.9%
Risk-free interest rate (%)	0.8%	1.4%
Expected life of stock options (years)	4.0	5.0
Share price at the measurement date	US$ 16.30	US$ 21.90
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	US$ 3.94	US$ 6.55

F-36

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

16	Equity

a.	Share capital

As of June 30, 2020, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2019) represented by 93,004,755 shares comprised by 44,970,440 class A common shares and 48,034,315 class B common shares (89,744,275 shares comprised by 31,814,690 class A common shares and 57,929,585 class B common shares as of December 31, 2019).

In 2020, the Company issued 3,260,480 of the Class A common shares through the public equity offering, as described in Note 1.

b.	Afya Brazil

Prior to the completion of Afya’s IPO in July 2019, Afya Brazil was the predecessor of Afya. As such, the consolidated financial statements reflect the operating results of Afya Brazil prior to the reorganization, including the following equity transactions:

On March 8, 2019, the shareholders of Afya Brazil approved a renounce of dividends for the year ended December 31, 2016 of R$4,107; and an increase of capital through the issuance of 37,200 common shares, in the amount of R$ 0.01, subscribed entirely by the shareholders BR Health and certain members of the Esteves Family.

On March 12, 2019, the shareholders of Afya Brazil approved amongst other matters: (i) the change in its legal name to Afya Participações S.A.; (ii) a capital increase through the issuance of 156,337 common shares, in the amount of R$ 150,000, subscribed entirely by BR Health; and (iii) the propose to repurchase 160,000 common shares issued by the Company, at the acquisition price of R$ 206.25 per share, in the total amount of R$33,001, all held by the shareholder Nicolau Carvalho Esteves. The Company's common shares object of the repurchase approved were immediately canceled by the Company, without reduction of its share capital.

On March 29, 2019, Afya Brazil issued 378,696 common shares to the shareholders of BR Health and Guardaya, and had a capital increase of R$ 122,062 and an additional paid-in capital of R$ 137,051.

In June 2019, Afya Brazil’s shareholders approved an increase of capital through the issuance of 157,202 common shares in exchange of the acquisitions of FASA, IESP and Univaço minority interests, in the total amount of R$ 24,310.

On June 18, 2019, the shareholders of Afya Brazil approved an increase of capital through the issuance of 27,211 common shares in exchange of the acquisition of an addition 15% interest at UEPC, in the total amount of R$ 24,458, subscribed entirely by the shareholder Bozano Educacional II Fundo de Investimento em Participações Multiestratégia.

F-37

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

In addition to the capital increase related to the acquisition of the non-controlling interests of FASA, IESP and Univaço and the interest in UEPC, the Company had an additional paid-in capital of R$ 36,358.

c.	Dividends

On March 8, 2019, the shareholders of Afya Brazil approved the cancellation of dividends for the year ended December 31, 2016 of R$4,107.

On June 13, 2019, Afya Brazil approved the payment of interim dividends totaling R$ 38,000 to Afya Brazil shareholders of record on June 13, 2019. The dividend amount was determined based on the Afya Brazil’s net income for the five months ended May 31, 2019 and was paid on September 26, 2019. Afya and its public shareholders were not entitled to receive such dividends.

In 2020, CCSI and IESVAP approved the payment of interim dividends totaling R$ 5,770 of which R$ 2,098 and R$ 3,672 was distributed to IESVAP and CCSI’s non-controlling shareholders, respectively. The dividends were already paid.

17	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent	60,679	16,317	160,495	57,852

Denominator*
Weighted average number of outstanding shares	93,004,755	69,628,580	92,215,329	63,740,516
Effects of dilution from stock options	186,936	1,295,112	393,695	1,295,112

Weighted average number of outstanding shares adjusted for the effect of dilution	93,191,691	70,923,692	92,609,024	65,035,628

Basic earnings per share - R$	0.65	0.23	1.74	0.91
Diluted earnings per share - R$	0.65	0.23	1.73	0.89

*Considers the effects from the contribution of the shareholders of Afya Brazil into Afya in a one-to-28 exchange for the shares of Afya Brazil contributed to Afya.

F-38

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

18	Revenue
	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Tuition fees (*)	328,639	208,183	617,421	376,574
Other	12,109	10,782	46,793	11,778
Deductions
Granted discounts	(19,603)	(15,353)	(30,748)	(21,459)
Early payment discounts	(7,273)	(1,056)	(13,131)	(1,721)
Returns	(1,275)	(2,129)	(5,189)	(3,250)
Taxes	(12,191)	(6,349)	(22,862)	(11,242)
PROUNI	(26,195)	(15,585)	(45,769)	(27,609)
Net revenue from contracts with customers	274,211	178,493	546,515	323,071
Timing of revenue recognition of net revenue from contracts with customers
Tuition fees - Transferred over time	262,222	169,545	501,964	313,273
Other revenue - Transferred at a point in time	11,989	8,948	44,551	9,798

(*) As mentioned in Note 1, the Company assessed, in connection with the social distancing requirements, whether it has satisfied all performance obligations of its contracts with customers, accorging to IFRS15, and concluded it was necessary to defer a portion of it’s net revenues in the second quarter of 2020. As result, R$14,465 of net revenue were deferred to the second semester of 2020 and recorded in advances from customers.

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of under graduation degrees under the PROUNI program.

The following table presents revenue by segment for the six-month periods ended June 30, 2020 and 2019:

Revenue by segment	Business Unit 1	Business Unit 2	Elimination (inter-segment transactions)	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Types of services or goods	451,886	95,606	(977)	546,515
Tuition fees	449,035	52,325	-	501,360
Other	2,851	43,281	(977)	45,155
Timing of revenue recognition	451,886	95,606	(977)	546,515
Transferred over time	449,035	52,929	-	501,964
Transferred at a point in time	2,851	42,677	(977)	44,551

F-39

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Revenue by segment	Business Unit 1	Business Unit 2	Elimination (inter-segment transactions)	June 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Types of services or goods	301,518	23,371	(1,818)	323,071
Tuition fees	300,890	12,383	-	313,273
Other	628	10,988	(1,818)	9,798
Timing of revenue recognition	301,518	23,371	(1,818)	323,071
Transferred over time	300,890	12,383	-	313,273
Transferred at a point in time	628	10,988	(1,818)	9,798

19	Expenses and cost by nature

	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cost of services	106,683	82,283	195,934	136,647
General and administrative expenses	90,039	59,584	176,762	90,818
Total	196,722	141,867	372,696	227,465

Payroll	112,254	85,561	204,899	141,633
Depreciation and amortization	26,383	19,387	51,330	28,441
Hospital and medical agreements	9,800	3,329	18,503	6,016
Share-based compensation	6,157	868	14,597	1,909
Allowance for doubtful accounts	7,621	4,803	13,953	8,606
Consulting fees	5,711	2,213	10,368	2,486
Maintenance	5,777	2,552	9,026	4,048
Sales and marketing	3,551	3,984	6,904	4,985
Pedagogical services	2,650	1,268	4,637	2,077
Utilities	1,417	1,873	2,832	2,961
Tax expenses	1,240	817	2,070	1,431
Travel expenses	911	1,890	2,824	2,620
Rent	914	959	1,407	1,047
Commercial expenses	848	609	1,309	628
Other	11,488	11,754	28,037	18,577
Total	196,722	141,867	372,696	227,465

F-40

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

20	Finance result

	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income from financial investments	5,875	1,783	16,086	3,283
Change in fair value of derivative instruments	5,374	-	19,430	-
Interest received	1,810	1,410	5,327	3,915
Foreign exchange gain, net	-	743	14	1,858
Other	895	714	1,923	761
Finance income	13,954	4,650	42,780	9,817

Change in fair value of derivative instruments	-	(842)	-	(2,809)
Interest expense	(5,236)	(7,599)	(11,017)	(9,873)
Interest expense on lease liabilities	(10,528)	(8,122)	(20,428)	(14,540)
Financial discounts granted	(958)	(1,053)	(1,764)	(1,265)
Bank fees	(2,130)	(636)	(3,106)	(1,029)
Foreign exchange loss, net	(1,187)	-	-	-
IOF taxes (taxes on financial transactions)	(181)	-	(1,476)
Other	(2,910)	(1,469)	(3,011)	(2,441)
Finance expenses	(23,130)	(19,721)	(40,802)	(31,957)

Finance result	(9,176)	(15,071)	1,978	(22,140)

21	Income taxes

Reconciliation of income taxes expense

	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income before income taxes	70,227	23,051	179,954	74,756
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income taxes at statutory rates	(23,877)	(7,837)	(61,184)	(25,416)
Reconciliation adjustments:
Tax effect on income from entities not subject to taxation	(896)	-	897	-
PROUNI - Fiscal incentive (a)	31,324	7,919	63,127	27,866
Unrecognized deferred tax assets	(8,470)	-	(15,766)	-
Presumed profit income tax regime effect (b)	(2,457)	-	2,160	-
Other	(1,965)	(1,807)	(1,632)	(6,404)
Income taxes expense – current	(6,341)	(1,725)	(12,398)	(3,954)
Effective rate	(9.0)%	(7.5)%	(6.9)%	(5.3)%

(a)      Some of the Company’s educaton instiutions adhered to PROUNI, established by Law 11,096 / 2005, which is a Brazilian federal program that exempt companies of paying income taxes and social contribution.

(b)      Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. Some of the Company’s non-education subsidiaries (Business Unit 2) adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

F-41

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of June 30, 2020, the Company had unrecognized deferred income tax assets on temporary differences in the amount of R$ 167,364 (tax basis) (R$ 96,627 (tax basis) as of December 31, 2019) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

22	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Total

Balances as of December 31, 2018	2,233	1,232	3,465
Business combinations	2,699	993	3,692
Additions	837	427	1,264
Reversals	(1,039)	(572)	(1,611)
Balances as of June 30, 2019 (unaudited)	4,730	2,080	6,810

	Labor	Civil	Taxes	Total

Balances as of December 31, 2019	2,501	2,768	-	5,269
Business combinations	2,536	2,029	8,790	13,355
Additions	1,763	329	-	2,092
Reversals	(40)	(869)	-	(909)
Balances as of June 30, 2020 (unaudited)	6,760	4,257	8,790	19,807

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	June 30, 2020	December 31, 2019
	(unaudited)

Labor	5,529	3,570
Civil	43,349	39,135
Taxes and social security	17,209	7,583
Total	66,087	50,288

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 1,156 as of June 30, 2020 (December 31, 2019: R$ 804).

F-42

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 19,710 (December 31, 2019: R$ 6,690) is presented in non-current other assets.

23	Non-cash transactions

During the six-month period ended June 30, 2020 and 2019, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions were the business combination of Guardaya in March 2019; and additions of right-of-use assets and lease liabilities.

24	Subsequent events

a) Loan agreement

On July 3, 2020, Afya Brazil entered into a loan agreement with Banco Votorantim S.A. in the amount of R$ 100,000 adjusted by the CDI rate plus a interest rate of 1.65% per year and is repayable at maturity on July 5, 2021.

b) Acquisition of PEBMED

On July 20, 2020, Afya Brazil acquired control of PEBMED through the acquisition of 100% of its share capital. PEBMED offers content and clinical tools for healthcare professionals, including mobile and web apps. With this acquisition, Afya will strengthen its position in the medical career and expand its digital platform.

The aggregate purchase price is R$132,900, of which: (i) 86.8% was paid in cash, and (ii) 13.2% was paid with Afya's shares.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company recently concluded this acquisition. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 435. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

c) Share-based compensation plan strike price change

F-43

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2020 and 2019 Expressed in thousands of Brazilian reais, unless otherwise stated

On July 29, 2020, the board of directors of the Company approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) instead of U.S. dollar, considering the exchange rate at the date of the IPO, which was R$4.1385 Real for each U.S. dollar. This change was assessed as a modification by the Company and will be accounted for in accordance with IFRS 2.

d) Acquisition of FCMPB

On August 20, 2020, Afya Brazil entered into an agreement for the acquisition of 100% of the total share capital of Faculdade de Ciências Médicas da Paraíba (“FCMPB”). FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Paraíba and medical course represents 99% of its net revenue in 2019.

The purchase price is R$380,000, of which: (i) 50% is payable in cash on the transaction closing date, and (ii) 50% is payable in cash in four equal installments through 2024, adjusted by the CDI rate.

The acquisition will contribute 157 medical school seats to Afya, increasing Afya’s total medical school seats to 2,023.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company as the Company did not conclude this acquisition. Therefore, the interim financial statements do not include this information. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

e) Acquisition of FESAR

On August 27, 2020, Afya Brazil entered into an agreement, through its for the acquisition of 100% of the total share capital of Faculdade de Ensino Superior da Amazônia (“FESAR”). FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Pará.

The purchase price is R$260,000 payable in cash in the transaction closing date. The purchase price also includes real state, which is valued at R$21,000.

The acquisition will contribute 120 medical school seats to Afya, increasing Afya’s total medical school seats to 2,143.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition. Therefore, the interim financial statements do not include this information. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

***

F-44